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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 West Broad Street
(No. and Street)

Souderton	PA	18964
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darren G. Johnson 215-721-2549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin B. Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Investments, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Victoria A. Murphy, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Jan. 8, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President

Title

Notary Public 2-22-17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIVEST INVESTMENTS, INC.

Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Univest Investments, Inc.:

We have audited the accompanying statement of financial condition of Univest Investments, Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Philadelphia, Pennsylvania
February 27, 2017

UNIVEST INVESTMENTS, INC.

Statement of Financial Condition

At December 31, 2016

Assets		
Cash	$	3,103,881
Investments at fair value		1,066,212
Commissions receivable		331,899
Goodwill		4,253,778
Other intangible assets		64,226
Other assets		223,339
Total assets	$	9,043,335
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued wages payable	$	266,712
Accrued income taxes payable		150,614
Other accrued expenses		33,796
Net deferred tax liabilities		79,902
Total liabilities		531,024
Stockholders' equity:		
Common stock, $1 par value. Authorized 20,000 shares; 2,000 shares issued and outstanding		2,000
Additional paid-in capital		5,487,490
Retained earnings		3,022,821
Total stockholders' equity		8,512,311
Total liabilities and stockholders' equity	$	9,043,335

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Income

Year ended December 31, 2016

Revenue:		
Commission income	$	3,418,926
Investment advisory fee income		2,512
Dividend income		4,636
Total revenue		3,426,074
Expenses:		
Salaries		1,175,808
Commissions		754,284
Benefits		365,381
Amortization of intangibles		64,228
Management fees		155,171
Other		287,258
Total expenses		2,802,130
Income before income tax expense		623,944
Income tax expense		254,887
Net income	$	369,057

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2016

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity	
Balance at December 31, 2015	$	2,000	5,487,490	2,653,764	$	8,143,254
Net income		—	—	369,057		369,057
Balance at December 31, 2016	$	2,000	5,487,490	3,022,821	$	8,512,311

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net income	$	369,057
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		8,063
Amortization of intangibles		64,228
Deferred tax expense		55,148
Decrease (increase) in:		
Investments at fair value		1,995,363
Commissions receivable		13,827
Other assets		(24,936)
(Decrease) increase in:		
Accrued wages payable		(3,962)
Accrued income taxes payable		(163,048)
Other accrued expenses		28,472
Net cash provided by operating activities		2,342,212
Cash flows from investing activities:		
Capital expenditures		(1,679)
Net cash used in investing activities		(1,679)
Net increase in cash		2,340,533
Cash – beginning of year		763,348
Cash – end of year	$	3,103,881
Supplemental schedule of cash flows information:		
Cash paid during the year for income taxes	$	362,787

See accompanying notes to financial statements.

(1) **Business Activity**

Univest Investments, Inc. (the Company), a wholly owned subsidiary of Univest Corporation of Pennsylvania (the Parent), is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker, the Company's activities include brokerage, investment advisory, financial planning and retirement planning services. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

(2) **Summary of Significant Accounting Policies**

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from estimated amounts. Significant accounting estimates used in the preparation of the Company's financial statements include estimates related to the evaluation of goodwill and other intangible assets for impairment.

(b) Subsequent Events

The Company has evaluated subsequent events for recognition and/or disclosure subsequent to period-end December 31, 2016 through February 27, 2017, which is the date these financial statements were available to be issued.

(c) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(d) Securities Transactions and Revenue Recognition

Securities transactions of the Company are recorded on a trade date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers. Commission income and expense related to customers' securities transactions are recorded on a trade date basis. The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

Investment advisory fee income represents financial planning servicing fees and is recognized over the period of time the service is provided.

(e) Investments at Fair Value

The Company's investments at fair value consist of investments in money market mutual funds and are classified as Level 1 investments. Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Mutual funds are registered investment companies which are valued at the net asset value (NAV) of shares on a market exchange as of the close of business at year end.

(f) ***Furniture and Equipment***

All furniture and equipment is stated at cost. Depreciation is computed on a straight-line basis over estimated useful lives of three to ten years. Depreciation expense was $8,063 for 2016. Maintenance and minor repairs are expensed when incurred.

(g) ***Income Taxes***

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate-return basis using the consolidated federal statutory rate. The Company files its own state tax returns. In accordance with the Parent's Intercompany Tax Sharing Agreement, the Company reimburses the Parent for all federal income taxes generated by the Company on income included in the Parent's consolidated federal income tax return. At December 31, 2016, the Company owed $150,614 to the Parent for federal income taxes.

(h) ***Goodwill and Other Intangible Assets***

The Company completes a goodwill analysis at least on an annual basis or more often if events and circumstances indicate that there may be impairment. The Company also completes an impairment test for other intangible assets on an annual basis or more often if events and circumstances indicate a possible impairment. Customer related intangibles are being amortized over their estimated useful lives of ten years. In accordance with Accounting Standards Codification Topic 350, the Company has the option of performing a qualitative assessment to determine whether it is more likely than not that the fair value of the Company is less than its carrying amount. If the results of the qualitative assessment indicate the potential for impairment, the Company would perform the two-step goodwill impairment test.

In performing the qualitative assessment, the Company identifies the significant drivers of fair value including macroeconomic and microeconomic conditions, overall financial performance, management's knowledge of the business, key assumptions used in the most recent fair value determination and assumptions at the time of acquisition. As part of this analysis, the Company considers the results of the most recent fair value determination performed during the fourth quarter of 2013, including the amount of excess between the fair value and carrying amount, changes in the Company and the economic environment in which the Company operates. The Company performs a qualitative assessment of the likely impact of the factors on the fair value and considers what events and circumstances have occurred that may have impacted the drivers of fair value. The Company considers overall financial performance, including current and projected earnings, cashflows, salary and benefits expense, capital and tangible capital as well as changes in management and customers, general economic conditions and the regulatory environment. The Company considers its performance in comparison to recent merger and acquisition data including trading multiples of other broker/dealers in the Northeast. During the fourth quarter of 2016, the Company determined based on the assessment of these qualitative factors and events and circumstances that may impact the drivers of fair value, it was more likely than not, that the fair value of the Company was more than its carrying amount; therefore, the Company did not need to perform the two-step impairment test. The Company will perform the two-step impairment test when the qualitative assessment indicates a material negative impact of the factors on the operating performance or cashflows which would more likely than not, result in the fair value of the Company being less than its carrying amount.

There was no impairment of goodwill or other identifiable intangible assets recorded during 2016. There can be no assurance that future impairment assessments or tests will not result in a charge to earnings.

(i) ***Recent Accounting Pronouncements***

In November 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) to require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years for public business entities, or January 1, 2018 for the Company. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The Company does not anticipate the adoption of this ASU will have a material impact on the statement of cash flows.

In May 2014, the FASB issued an ASU regarding revenue from contracts with customers which clarifies the principles for recognizing revenue and develops a common standard for U.S. GAAP and International Financial Reporting Standards. The ASU establishes a core principle that would require an entity to identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. The ASU provides for improved disclosure requirements that require entities to disclose sufficient information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an ASU deferring the original effective date of this guidance by one year. This guidance is now effective for fiscal years and interim periods within those years beginning after December 15, 2017, or January 1, 2018 for the Company. The Company is in the process of evaluating the impact of the adoption of this guidance on its financial statements; however, it is anticipated the impact will be only related to timing.

(3) Goodwill and Other Intangible Assets

Goodwill was $4,253,778 at December 31, 2016.

Other intangible assets at December 31, 2016 are comprised of the following:

	Amortization period		2016
Customer related intangibles	10 years	$	1,177,502
Less: accumulated amortization			(1,113,276)
Net carrying amount		$	64,226

Amortization expense for the year ended December 31, 2016 was $64,228.

The estimated future amortization expense of other intangible assets for each of the succeeding fiscal years is as follows:

2017	$	42,818
2018		21,408
2019		—
2020		—
2021		—
	$	64,226

(4) Income Taxes

The components of income tax expense for 2016 consisted of the following:

Federal:		
Current	$	150,614
Deferred		41,896
		192,510
State:		
Current		49,125
Deferred		13,252
		62,377
Income tax expense	$	254,887

At December 31, 2016, the Company had no material unrecognized tax benefits, accrued interest, or penalties. Penalties are recorded in noninterest expense in the years they are anticipated, assessed and/or paid and are treated as a nondeductible expense for tax purposes. Interest is recorded in noninterest expense in the years it is anticipated, assessed and/or paid and is treated as a deductible expense for tax purposes. The Company had no penalties or interest in 2016.

At December 31, 2016, the consolidated federal income tax returns filed by the Parent for tax years 2013 through 2015 remain subject to federal examination as well as examination by state taxing jurisdictions.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred state taxes are combined with deferred federal taxes (net of the impact of deferred state tax on the deferred federal tax) and are shown in the table below by major category. A valuation allowance at December 31, 2016, is not considered necessary as management believes that it is more likely than not that such deferred tax assets will be realized.

The assets and liabilities giving rise to the Company's net deferred tax liability at December 31, 2016, are as follows:

Goodwill	$	(292,449)
Other intangible assets		201,358
Vacation accrual		7,490
Other		3,699
Net deferred tax liabilities	$	(79,902)

The provision for income taxes for the year ended December 31, 2016, includes federal taxes at an effective rate of 34% and state taxes at an effective rate of 10%.

(5) Agreement with Clearing Broker

The Company has entered into an agreement with a clearing broker to execute securities transactions on behalf of its customers that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. Fees for clearing and other services were $42,902 for 2016. A portion of revenue reported by the Company for 2016 resulted from this relationship. At December 31, 2016, the receivable from the clearing broker was an immaterial amount.

A reserve account for proprietary assets of an introducing broker is required to be held by the clearing broker. At December 31, 2016, the reserve account had a balance of $100,002 and is included in other assets on the statement of financial condition.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2016, the Company did not incur any such expenses, and there was no such liability at December 31, 2016.

(6) Related Party Transactions

The Parent and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to Univest Bank and Trust Co. for such services under service fee arrangements. The management fee expense was $155,171 for 2016. At December 31, 2016, the Company had a noninterest bearing deposit account with Univest Bank and Trust Co. with a balance of $3,103,881.

(7) Employee Benefits

Substantially all employees who were hired before December 8, 2009 are covered by a noncontributory retirement plan of the Parent. Employees hired on or after December 8, 2009 are not eligible to participate in the noncontributory retirement plan. Benefits under the cash balance plan accrue by crediting participants annually with an amount equal to a percentage of earnings in that year based on years of credited service as defined in the plan. All employees are covered by the 401(k) deferred salary savings plan of the Parent. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $53,590 for 2016.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $754,048 which was $704,048 in excess of its required minimum net capital of $50,000. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was .70423 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.

(9) Legal Proceedings

Management is not aware of any litigation that would have a material adverse effect on the Company's statement of financial condition or statement of income. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Company. In addition, there are no material proceedings pending or known to be threatened or contemplated against the Company by government authorities.

(10) Commitments and Contingencies

The Company has no material commitments or contingencies.

SUPPLEMENTARY INFORMATION

UNIVEST INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

At December 31, 2016

Total stockholders' equity	$	8,512,311
Deduct nonallowable assets:		
Goodwill		4,253,778
Other intangible assets		64,226
Other assets		3,418,935
Total nonallowable assets		7,736,939
Net capital before haircuts on security positions		775,372
Haircuts on security positions		21,324
Net capital		754,048
Computation of basic net capital requirement:		
Minimum net capital required		50,000
Excess net capital	$	704,048
Net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	700,946
Aggregate indebtedness	$	531,024
Ratio of aggregate indebtedness to net capital		.70423 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2016 Part IIA FOCUS filing.

See accompanying report of independent registered public accounting firm.

UNIVEST INVESTMENTS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

At December 31, 2016

As an introducing broker, the Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying report of Independent Registered Public Accounting Firm.

UNIVEST INVESTMENTS, INC.

Exemption Report

Year ended December 31, 2016

Univest Investments, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1 to December 31, 2016 except as described below:

(a) During the period from January 1, 2016 through December 31, 2016, there were 7 instances where the Company did not promptly transmit customer funds or securities to the clearing broker-dealer by noon of the next business day following receipt from the customer in accordance with the exemption provisions.

Univest Investments, Inc.

I, Kevin Norris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President, Univest Investments, Inc.

February 27, 2017

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Univest Investments, Inc.:

We have audited the accompanying statement of financial condition of Univest Investments, Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Philadelphia, Pennsylvania
February 27, 2017

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Univest Investments, Inc.:

We have reviewed management's statements, included in the accompanying Univest Investments, Inc.'s Exemption Report (the Exemption Report), in which (1) Univest Investments, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, Pennsylvania
February 27, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******1660********************MIXED AADC 220
14145 FINRA DEC
UNIVEST INVESTMENTS INC
14 N MAIN ST
PO BOX 64197
SOUDERTON PA 18964-0197

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Darren Johnson 215-721-2549

2. A. General Assessment (item 2e from page 2)		$ 7,832.00
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/21/16 Date Paid		(4,093.00)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,739.00
G. **PAYMENT:** √ **the box** **Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **Total (must be same as F above)**	$ 3,739.00	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 20 17.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,426,074

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. (293,208)

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions (293,208)

2d. SIPC Net Operating Revenues $ 3,132,866

2e. General Assessment @ .0025 $ 7,832.17

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